FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of September, 2004


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F   ___X___           Form 40-F     ___


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes   ____                     No      ___X___

Documents Included as Part of this Report

No.        Document

1.         Press Release- Cedara Signs Agreement to Acquire eMed
           Technologies Corporation

2.         Press Release- Cedara Announces that eMed Technologies
           Corporation Shareholders Consent to Acquisition

Document No. 1

                               [GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                      News Release
Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com


               Cedara Software Corp. Signs Agreement to Acquire
        eMed Technologies Corporation, a Leading Provider of Radiology
                 Picture Archiving and Communications Systems

TORONTO, September 14, 2004 -- Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW) a leading independent developer of medical software technologies for the global healthcare market, today announced that it has signed a definitive agreement pursuant to which it will acquire all of the issued and outstanding shares of eMed Technologies Corporation of Burlington, Massachusetts, a privately-held provider of Picture Archiving and Communications Systems (PACS) and web-based medical imaging radiology solutions.

eMed recorded sales of approximately US$24 million (approximately Cdn$31 million) in its last fiscal year, has a clean balance sheet, a strong working capital position and has been consistently profitable over the last 24 months.

Cedara will pay a cash consideration of US$48 million (approximately Cdn$62 million) for the acquisition. eMed will become a wholly owned subsidiary of Cedara. The acquisition is expected to close within approximately thirty days, upon obtaining the consent of eMed's shareholders and the satisfaction of other customary closing conditions. Cedara intends to pay for eMed through a combination of its own cash reserves and through bank financing.

eMed has consistently been rated highly by KLAS, which ranks all major healthcare and PACS vendors. According to leading industry analyst Frost and Sullivan*, more than 80% of hospitals and more than 90% of imaging centers in the United States have yet to implement their first PACS for managing, sharing, and distributing patient images and information. The pace of adoption of PACS by radiologists, imaging centers and hospitals is accelerating dramatically.

Abe Schwartz, Cedara CEO, stated, "This transaction is tremendous news for the customers, staff and investors of Cedara and eMed. Together, the companies going forward will be a much better, stronger combined company. There will be opportunities to capture greater market share, increase job opportunities, and develop better product capabilities for our customers".

Mark Smith, eMed CEO, stated, "The combination of Cedara and eMed provides a unique opportunity to offer superior solutions to the radiology marketplace. After years of working together, each organization has a genuine respect for the products and skills we collectively bring to the market. This transaction will enhance our ability to introduce powerful new products and allow us to expand internationally, creating further opportunities to expand our combined business."

According to Mr. Schwartz and Mr. Smith, "Cedara and eMed complement each other very well:

     o Cedara specializes in providing radiology software to medical device manufacturers and healthcare information technology providers such as GE, Siemens, Philips, Toshiba, Hitachi, Cerner and eMed;

     o eMed specializes in selling radiology solutions directly to imaging centers and hospitals;

     o eMed's sizeable installed base in the United States will provide a good opportunity for its sales force to promote Cedara's clinical applications and other image management technologies;

     o Cedara intends to utilize its strong global channel to promote eMed solutions worldwide;

     o The combined company will have approximately 350 employees in the United States and Canada, leveraging the strengths of two leading solution providers in the medical information management market."

Mr. Smith has agreed to stay on as CEO of eMed. No material change to the structure of the organization is envisioned.

For more information about Cedara, visit the Cedara website at www.cedara.com. For investor-related inquiries contact:

Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com

* Source: Frost and Sullivan, North American Turnkey Radiology Picture Archiving and Communications Systems (PACS) Markets, June 2004.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

About eMed Technologies:

eMed offers a complete technology solution for improving the business of radiology. eMed combines sophisticated image management technology, integrated front office workflow, and powerful eMed.net web applications - A practical and affordable solution that is transforming the way private radiology groups, imaging centers and community hospitals interact with referring physicians, manage their workflow, position their businesses in the market, and deliver their services. eMed's product suite includes PACS components to capture, distribute, display and store medical images, RIS integration, scheduling and office workflow, web-enabled image and report distribution, and marketing services to drive referring physician adoption of web services.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


All trademarks appearing in this release are the property of Cedara Software
Corp.

Document No. 2

                               [GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                         News Release
Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com


            Cedara Software Corp. Announces that eMed Technologies

               Corporation Shareholders Consent to Acquisition



TORONTO, September 16, 2004 -- Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW) a leading independent developer of medical software technologies for the global healthcare market, today announced that eMed Technologies Corporation has obtained the necessary shareholders' consent for Cedara to acquire all of the issued and outstanding shares of eMed, pursuant to an agreement signed on September 14, 2004.

eMed is a premier developer of radiology Picture Archiving and Communication Systems (PACS) with principal offices located in Burlington, Massachusetts.

The completion of the acquisition is subject to other customary closing conditions and it is anticipated that the acquisition will close within approximately thirty days.

For more information about Cedara, visit the Cedara website at www.cedara.com. For investor-related inquiries contact:


Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com


About eMed Technologies:

eMed offers a complete technology solution for improving the business of radiology. eMed combines sophisticated image management technology, integrated front office workflow, and powerful eMed.net web applications - A practical and affordable solution that is transforming the way private radiology groups, imaging centers and community hospitals interact with referring physicians, manage their workflow, position their businesses in the market, and deliver their services. eMed's product suite includes PACS components to capture, distribute, display and store medical images, RIS integration, scheduling and office workflow, web-enabled image and report distribution, and marketing services to drive referring physician adoption of web services.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


All trademarks appearing in this release are the property of Cedara Software
Corp.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 16, 2004


                                                 CEDARA SOFTWARE CORP.


                                                 By:  /s/ Brian Pedlar
                                                      -----------------------
                                                 Brian Pedlar
                                                 Chief Financial Officer